FOR IMMEDIATE RELEASE	September 26, 2024

Micromem Closes Private Placement

Toronto, Ontario and New York, New York, September 26, 2024 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) announces closing of its non-brokered private placement (the "Private Placement") previously announced in its news release issued on September 16, 2024. Micromem raised gross proceeds of approximately C$354,973 by placing a total of 11,832,420 units at a price of C$0.03 per unit, each unit being comprised of one common share and one warrant exercisable at C$0.05 per share for a period of three years following the issuance date.  No insiders participated in this Private Placement and all subscribers are at arm's length.  Micromem paid a finder's fee of approximately $5,611 in cash in connection with the Private Placement. All securities issued pursuant to the Private Placement are subject to a four-month hold period.

Micromem intends to use the proceeds raised through the Private Placement for working capital. Closing of the Private Placement is subject to certain conditions and receipt of all necessary approvals, including compliance with the requirements of the Canadian Securities Exchange (CSE).

In addition, the Company settled indebtedness (the "Debt Settlement") with its legal counsel totaling C$40,000 through the issuance of an aggregate of 1,333,333 units at a price of C$0.03 per unit, each unit being comprised of one common share and one warrant exercisable at C$0.05 per share for a period of three years following the issuance date. A total of 666,666 units issued in the Debt Settlement are not subject to a hold period with the balance of 666,667 units being subject to a four-month hold period.

In connection with the Private Placement and the Debt Settlement, Micromem has issued a total of 13,165,753 common shares and 13,165,753 warrants.

The securities offered and sold have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward-looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued: 567,419,413

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com.